AVINO SILVER
& GOLD MINES LTD.

SUITE 400 – 455 GRANVILLE STREET	1-800-416-0466
VANCOUVER, B.C. V6C 1T1	PHONE (604) 682-3701•FAX (604) 682-3600

February 18, 2002 For Immediate Release

ASSAYS AVERAGE 0.73 OZ/TON IN NEW GOLD ZONE EXCLUDING HIGH-
GRADE TARGET

VANCOUVER, B.C. — Avino Silver and Gold Mines Ltd. (ASM; CDNX, ASGMF US OTC Bulletin Board). – The Bralorne project (50% Interest) site Manager, Wayne Murton, P.Eng, has reported to the Company that sampling of the new 70 ft. raise to surface averaged 0.73 ounces/ton gold over an average width of 4.4 feet. This raise on the Peter Zone was driven upwards at 50 degrees as part of the program of test mining and milling targeting a high-grade area of 12 oz/ton found by a surface trench.

The high-grade area where the raise broke through to surface has not yet been sampled and therefore is not included in this reported overall average. The detailed results of the samples taken indicate an improvement in gold content closer to surface.

Test mining will proceed on a block of ore opened up by the raise with the material to be stockpiled on surface for processing when the milling facilities are completed. It is expected that some 10,000 tons of ore will be processed, at a test rate of 150 tons daily.

The following table provides details of the raise sampling program. All assays were completed at Eco-Tech

Laboratories Ltd., Kamloops, B.C.
Distance Above	Sample Width	Gold
Drift	Feet	Oz./ton

Collar	4.0	0.760
6.0’	4.0	0.092
14.0’	5.0	0.169
21.0’	4.0	0.106
28.5’	5.0	0.709
36.0’	4.5	0.747
42.0’	4.0	0.674
48.0’	4.0	0.717
53.0’	4.0	1.724
57.0’	4.0	0.464
63.0’	5.5	1.659

Average	4.4	0.730

Avino Silver & Gold Mines has a 50% interest in the extensive holdings in British Columbia’s historic Bralorne gold camp, which include properties, that have produced 4 million ounces of gold over almost 40 years. Bralorne-Pioneer Gold Mines Ltd. (BPN: CDNX) owns 50% and Coral Gold Corporate (CLH: CDNX, CLHVF, U.S. OTC Bulleting Board) holds an option to acquire a 25% interest from Avino.

For information contact investor relations at 604-682-3701 or e-mail us at shares@avino.com.

On Behalf of the Board of Directors of
Avino Silver & Gold Mines Ltd.
Louis Wolfin President The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.